UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHINA METRO-RURAL HOLDINGS LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G3163G104

(CUSIP Number)

Su Shaobin 80 SHEUNG SHING ST CELESTIAL HEIGHTS APARTMENT NO. 19 33/F KOWLOON HONG KONG

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhong Ying Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,800,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,800,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.04% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Zhong Ying Limited holds directly 5,900,000 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Issuer and warrants to purchase 5,900,000 Ordinary Shares at a purchase price of $2.875 per Ordinary Share. Mr. Su Shaobin, owns 100% of the outstanding shares of Zhong Ying Limited. As a result, Mr. Su Shaobin may be deemed to be the beneficial owners and to share the voting and dispositive power of the 5,900,000 Ordinary Shares of the Issuer held by Zhong Ying Limited.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Su Shaobin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,800,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,800,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.04% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Zhong Ying Limited holds directly 5,900,000 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Issuer and warrants to purchase 5,900,000 Ordinary Shares at a purchase price of $2.875 per Ordinary Share. Mr. Su Shaobin, owns 100% of the outstanding shares of Zhong Ying Limited. As a result, Mr. Su Shaobin may be deemed to be the beneficial owners and to share the voting and dispositive power of the 5,900,000 Ordinary Shares of the Issuer held by Zhong Ying Limited.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are the ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of China Metro- Rural Holdings Limited, a British Virgin Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Zhong Ying Limited, a British Virgin Islands company (“Zhong Ying”) and Mr. Su Shaobin (together with Zhong Ying, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Zhong Ying Limited

Zhong Ying is a British Virgin Islands company whose sole business is to hold ordinary shares of the Issuer. The business address of Zhong Ying is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Information relating to the directors and executive officers of Zhong Ying is set forth on Schedule A hereto which is incorporated herein by reference.

Mr. Su Shaobin

Mr. Su Shaobin became a Director of the Board of the Issuer on August 25, 2011. The business address of Mr. Su Shaobin, is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Mr. Su Shaobin, is a Hong Kong resident. Mr. Su Shaobin, is also the director of the board of Zhong Ying and owns 100% of the outstanding shares of Zhong Ying.

Acquisition

On August 16, 2011, Zhong Ying completed the purchase of 5,900,000 units from the issuer at a price of $2.50 per unit. Each Unit consisted of one Ordinary Share and a warrant to purchase one Ordinary Share at an exercise price of $2.875 per Ordinary Share.

(d) and (e). No Reporting Person nor, to the best knowledge of each Reporting Person, any of the persons indentified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The source of the funds for the acquisition of the Ordinary Shares and the warrants was the working capital of Zhong Ying Limited.

Item 4. Purpose of Transaction.

The Reporting Persons acquired their shares of Common Stock for investment purposes only. The Reporting Persons reserve the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

Neither the filing of this Schedule 13D nor anything contained herein shall be deemed an admission that the Reporting Persons are required to file this Schedule 13D pursuant to Rule 13d-1(e) or subject to the restrictions contained therein.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Zhong Ying beneficially owns directly 11,800,000 Ordinary Shares of the Issuer, representing approximately 16.04% of all of the issued and outstanding Ordinary Shares of the Issuer. The 11,800,000 Ordinary Shares beneficially owned consist of 5,900,000 Ordinary Shares and warrants to purchase 5,900,000 Ordinary Shares at an exercise price of $2.875 per Ordinary Share.

Mr. Su Shaobin, is the sole director of Zhong Ying that holds 16.04% of the outstanding shares of issuer, and therefore may also be deemed to own beneficially such Ordinary Shares of the Issuer owned, directly or indirectly, by Zhong Ying.

(b) Zhong Ying Limited:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 11,800,000

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 11,800,000

Mr. Su Shaobin:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 11,800,000

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 11,800,000

(c) The information in Item 3 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated August 25, 2011 between Zhong Ying Limited and Mr. Su Shaobin.

CUSIP No. G3163G104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHONG YING LIMITED

8/25/11 Date

/s/ Su Shaobin Signature

SU SHAOBIN, Director Name/Title

SU SHAOBIN

8/25/11 Date

/s/ Su Shaobin Signature

SCHEDULE A

SCHEDULE A

Directors and Executive Officers of Zhong Ying Limited

Name	Business Address	Present Principal Occupation or Employment
Su Shaobin	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Director of Zhong Ying Limited

EXHIBIT INDEX

EX

1.	Joint Filing Agreement